Exhibit 99.1

GOLD STANDARD ANNOUNCES MEETING RESULTS

June 26, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV, NYSE AMERICAN:GSV) (“Gold Standard” or the “Company”) announces that all resolutions were passed at the Annual General Meeting of Shareholders (the “Meeting”) held on Wednesday, June 26, 2019, in Vancouver, British Columbia.

At the Meeting, all director nominees listed in the Company’s management information circular dated May 14, 2019, were elected as directors of the Company. Had a poll been taken, the detailed results of the votes cast by proxy and in person in respect of the election of the directors is set out below.

Director	Votes For	Percentage For
Jonathan T. Awde	142,501,960	99.37%
D. Bruce McLeod	142,559,636	99.42%
Robert J. McLeod	141,697,763	98.81%
Jamie D. Strauss	141,838,136	98.91%
William E. Threlkeld	141,817,905	98.90%
Zara Boldt	142,538,503	99.40%
Ron Clayton	142,534,865	99.40%
Alex Morrison	142,431,208	99.33%

In addition, the detailed results of the votes cast by proxy in respect of the other matters brought before the Meeting is set out below.

Description of Matter	Votes For	Percentage For
To appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.	142,804,546	99.59%

On behalf of the Board of Directors,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com